Porter Bancorp, Inc.

2500 Eastpoint Parkway

Louisville, Kentucky 40223

September 20, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jonathan E. Gottlieb

Re:	Porter Bancorp, Inc.

Request for Acceleration of Effectiveness

Form S-1, as amended

Registration No. 333-133198

Dear Mr. Gottlieb:

In accordance with Rule 461 under the Securities Act of 1933, Porter Bancorp, Inc. hereby requests acceleration of the effectiveness of its Form S-1 Registration Statement, as amended, to 3:00 p.m. (EST) on Thursday, September 21, 2006, or as soon as practicable thereafter.

The Company hereby acknowledges, at the time of this request, that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact our counsel, Alan K. MacDonald or C. Bradford Harris of Frost Brown Todd LLC. Their telephone number is (502) 589-5400.

Sincerely,

PORTER BANCORP, INC.

By:	/s/ Maria L. Bouvette
Maria L. Bouvette President and Chief Executive Officer

Sandler O’Neill & Partners, L.P.

919 Third Avenue, 6th Floor

New York, New York 10022

September 20, 2006

Via Edgarlink and Facsimile

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jonathan Gottlieb

Re:	Porter Bancorp, Inc.

Registration Statement on Form S-1

Registration No. 333-133198

Ladies and Gentlemen:

The undersigned, Sandler O’Neill & Partners, L.P., pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby joins in the request of the Porter Bancorp, Inc. that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 3:00 p.m. Eastern time on Thursday, September 21, 2006, or as soon thereafter as practicable.

Very truly yours,

SANDER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp. the sole general partner

By:	/s/ Michael Lacovara
Michael Lacovara Secretary